EXHIBIT 99.1

QUARTZ MOUNTAIN ANNOUNCES BOARD AND MANAGEMENT CHANGES

May 30, 2023 Vancouver, BC - Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSXV: QZM, OTC Pink: QZMRF) announces that Robert Dickinson has resigned as Chief Executive Officer of the Company and will remain Chairman, and that Trevor Thomas, Secretary of the Company, has been appointed as Chief Executive Officer of the Company pending recruitment of a permanent replacement. Mr. Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc., he served as in-house legal counsel with Placer Dome Inc.

The Company also announces that Leonie Tomlinson has resigned as the President and a director of the Company to pursue other opportunities.  The Company would like to thank Ms. Tomlinson for her contributions to Quartz Mountain over her time with the Company and wishes her well in her future endeavours.

About Quartz Mountain

Quartz Mountain is a mineral exploration company based in Vancouver, Canada.  It is focused on acquiring, exploring, developing, and transacting high-value gold, silver, and copper projects in British Columbia (“BC”).  The Company currently holds 100% of the Maestro gold-silver-copper-molybdenum property and the Jake porphyry copper-gold property located north of Smithers, BC.

On behalf of the Board of Directors,

Robert Dickinson, Chairman

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking-statements”. All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.